Exhibit 12.1

Transocean Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio amounts)

	Pro forma (a)		Historical
	Nine months		Nine months
	ended	Year ended	ended
	September 30,	December 31,	September 30,	Years ended December 31,
	2011	2010	2011	2010	2009	2008	2007	2006

Earnings:
Income from continuing operations before income tax expense (b)	$486	$1,242	$536	$1,299	$3,924	$4,772	$3,374	$1,607

Less:
Capitalized interest	30	89	30	89	182	147	77	16
Equity in earnings (losses) of unconsolidated affiliates	18	8	18	8	2	2	(2)	5
Preference security dividend of consolidated subsidiaries	—	—	—	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—	—
Add:
Fixed charges (see below)	514	690	514	690	701	818	277	142
Amortization of capitalized interest	17	22	17	22	15	12	12	12
Distribution of earnings in unconsolidated affiliates	15	—	15	—	—	—	—	4
Pre-tax losses from equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—	—

Earnings, as adjusted	$984	$1,857	$1,034	$1,914	$4,456	$5,453	$3,588	$1,744

Fixed Charges:
Rent expense	116	98	116	98	99	89	51	32
Estimated interest portion of rent expense	41	34	41	34	35	31	18	11
Interest expense, net of capitalized interest and including amortization of debt issue cost and debt discount or premium (c)	493	616	443	567	484	640	182	115
Capitalized interest	30	89	30	89	182	147	77	16

Total fixed charges	$564	$739	$514	$690	$701	$818	$277	$142

Ratio of earnings to fixed charges (d)	1.74	2.51	2.01	2.77	6.36	6.67	12.95	12.28

(a)    The pro forma information presented above and in the prospectus supplement assumes the following as of January 1 of each period presented:  (1) the issuance of $1.0 billion of our 5.050% Senior Notes due November 2016, $1.2 billion of our 6.375% Senior Notes due November 2021 and $300 million of our 7.350% Senior Notes due August 2041, (2) the repurchase of $1.7 billion of our 1.50% Series B Convertible Senior Notes due December 2037 and (3) the repayment of $46 million of the remaining commercial paper notes outstanding under our commercial paper program.  The effect is an increase of pro forma interest expense in the amounts of $50 million and $49 million for the nine months ended September 30, 2011 and for the year ended December 31, 2010, respectively.

(b)   In 2011, in connection with our efforts to dispose of non-strategic assets, we sold the subsidiary that owns the High-Specification Jackup Trident 20, located in the Caspian Sea, and we engaged an unaffiliated advisor to coordinate the sale of the assets of our oil and gas properties operating segment.  As a result, we reclassified the operating results of these components of our contract drilling services segment and our other operations segment to discontinued operations beginning with our Quarterly Report on Form 10-Q for the period ended March 31, 2011.  The historical ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 2010 and the pro forma ratio of earnings to fixed charges for the year ended December 31, 2010 have not been restated to reflect the operating results of our Caspian Sea and oil and gas operations as discontinued operations.

(c)    Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and are immaterial.

(d)   The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges.  For this purpose, “earnings” is the amount resulting from adding (a) income from continuing operations before income tax expense, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed earnings of unconsolidated affiliates; and then subtracting (a) capitalized interest, (b) equity in earnings or losses of unconsolidated affiliates, and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” is the amount resulting from adding (a) interest expense, (b) amortization of debt discount or premium, (c) capitalized interest and (d) an estimate of the interest component of rent expense.